SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: USCA All Terrain Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1330 Post Oak Blvd., Suite 900
Houston, TX  77056

Telephone Number (including area code): (713) 366 - 0500

Name and address of agent for service of process:

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]     No [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and State of Texas on the 6th day of May, 2015.

USCA All Terrain Fund

By:           /s/ Phil Pilibosian
Phil Pilibosian
Trustee and President

Attest:            /s/ Bryan Prihoda
Name:             Bryan Prihoda
Title:               Secretary